Exhibit 2.3

EXECUTION VERSION

SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

This SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Second Amendment”) dated as of January 7, 2015, is made by and among Warren Equities, Inc., a Delaware corporation (the “Company”), The Warren Alpert Foundation, a Delaware nonstock corporation (“Seller”), Global Montello Group Corp., a Delaware corporation (“Buyer”), and Global Partners LP, a Delaware limited partnership (“Buyer Guarantor”). The Company, Seller, Buyer and Buyer Guarantor, shall be referred to herein from time to time collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Stock Purchase Agreement dated October 3, 2014, as amended by the certain First Amendment to Stock Purchase Agreement dated as of December 12, 2014 (the “Agreement”);

WHEREAS, Pursuant to the terms of the Agreement, Buyer shall purchase, and Seller shall sell, all of the issued and outstanding capital stock of the Company, subject to the terms and conditions of the Agreement; and

WHEREAS, The Parties desire to amend certain terms and conditions of the Agreement pursuant to this Second Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

AGREEMENT

1.                                            Defined Terms.  Capitalized terms used in this Second Amendment that are not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.

2.                                            Amendments to Section 1.1.

(a)                                 The following defined term shall be added to Section 1.1 in accordance with its alphabetical ordering:  ““Plan Claims” means any and all liabilities of the Company to participants (or former participants) in the Warren Equities, Inc. Fourth Revised Senior Managers Incentive Plan dated December 1,                      2007 (or any predecessor plan).”

(b)                                 The following defined term shall be added to Section 1.1 in accordance with its alphabetical ordering:  ““Potvin Claim” means any and all Losses associated with the Proceeding styled William Potvin v. Warren Equities, Inc. filed on January 6, 2015 in the Commonwealth of Massachusetts Superior Court, Department of the Trial Court at Worcester (Civil Action No.: 15-0024D) including, but not limited to, the Order issued in connection therewith”.

3.                                            Amendment to Section 9.2.  Section 9.2 of the Agreement shall be deleted in its entirety and replaced with the following:

“Section 9.2                              Indemnification By Seller.  Subject to the other terms and conditions of this ARTICLE 9, from and after the Closing, Seller shall indemnify and defend each of Buyer and its Affiliates and their respective representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees as a result of:

(a)                                 any breach of any of the representations or warranties of Seller or the Company contained in this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date;

(b)                                 any breach or non-fulfillment of (i) any covenant, agreement or obligation to be performed by Seller following the Closing pursuant to this Agreement and (ii) any Surviving Pre-Closing Covenant;

(c)                                  any and all Seller Taxes;

(d)                                 the Compensation Claim;

(e)                                  the Stratford Claim;

(f)                                   the Potvin Claim; and

(g)                                  any Plan Claims, to the extent not paid at the Closing.

Notwithstanding anything to the contrary contained in this Agreement, Seller’s indemnification obligations set forth in Section 9.2(g) shall only survive the Closing and shall only remain in full force and effect until the date that is three (3) months from the Closing Date, provided that (i) any claims pursuant to Section 9.2(g) that are asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from Buyer to Seller prior to the end of such three (3) month period shall survive until finally resolved, and (ii) the expiration of such three (3) month survival period with respect to Section 9.2(g) shall not impair Buyer’s right to make claims (including Plan Claims) under the other subsections of Section 9.2.”

4.                                      Amendment to Section 9.4(j).  Section 9.4(j) of the Agreement shall be deleted in its entirety and replaced with the following:

“(j)                              Notwithstanding anything to the contrary in this Agreement, Seller covenants and agrees the following with respect to Losses indemnifiable pursuant to Section 9.2(d), Section 9.2(e), Section 9.2(f) and Section 9.2(g) (collectively, the “Retained Claims”):

(i)                                     Seller will maintain a minimum net asset value, determined in accordance with GAAP, of Seventeen Million Dollars ($17,000,000) until six (6) months after the expiration of all applicable statutes of limitation, provided that such requirement shall cease upon the settlement of all of the Retained Claims so long as each such settlement is in writing and provides for the unconditional release from all liabilities and obligations associated with the Retained Claims;

(ii)                                  Seller is responsible, without limitation as either to amounts or time (except for any Plan Claims, which are subject to the three (3) month survival period set forth in Section 9.2), for any and all Losses associated with the Retained Claims;

(iii)                               Seller, at its sole cost and expense, will direct and control with counsel and other professionals of its choosing (and reasonably acceptable to Buyer) any and all matters or proceedings associated with the Retained Claims including, but not limited to, settlement discussions, litigation and dispute resolution proceedings;

(iv)                              Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of the Retained Claims, including making available records relating to such Retained Claims and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to Seller, such management employees of Buyer or its Affiliates, information and testimony, and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably necessary for the preparation of the defense of such Retained Claims;

(v)                                 Buyer, at its own cost and expense, may employ separate counsel of its own choice to monitor the defense of the Retained Claims;

(vi)                              Seller agrees and covenants to provide periodic updates and otherwise provide such other information that may be reasonably requested by Buyer or its counsel with respect to the Retained Claims, to the extent that the provision of such updates and information would not, based on Seller’s reasonable determination and upon the advice of counsel, result in the loss of the ability to successfully assert attorney-client and work product privileges;

(vii)                           Buyer’s consent shall be required for any proposed settlement of the Retained Claims, such consent not to be unreasonably withheld, delayed or conditioned, provided that such consent shall only be required with respect to the non-monetary aspects of any such proposed settlement; and

(viii)                        With respect to the Potvin Claim, the Parties shall cooperate with one another in a manner that gives proper effect to the Order imposed on the Company including, without limitation, with respect to the establishment and funding by Seller of any additional escrow funds that may be required by the court.  For the avoidance of doubt, Seller acknowledges and agrees that Buyer shall be entitled to make one or more claims against the Indemnification Escrow Amount with respect to the Potvin Claim, in accordance with the terms and conditions of the Closing Escrow Agreement.  In the event that any portion of the Indemnification Escrow Amount is utilized to satisfy Seller’s indemnification obligations with respect to the Potvin Claim, Seller, within three (3) Business Days, shall replenish the Indemnification Escrow Account with an amount equal to the amount disbursed therefrom with respect to the Potvin Claim on a dollar-for-dollar basis.

5.                                      Entire Agreement; Effect.  The Agreement, as amended by this Second Amendment (together, the “Amended Agreement”), constitutes the sole and entire agreement of the Parties to the Amended Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.  The Amended Agreement may not be amended or otherwise modified except by a written agreement executed by the Parties hereto.  Except as otherwise expressly provided or contemplated by this Second Amendment, all of the terms, conditions and provisions of the Agreement remain unaltered and in full force and effect.  The Amended Agreement shall constitute and be construed as a single agreement.

6.                                      Counterparts.  This Second Amendment may be executed in counterparts, each of which shall, for all purposes, be deemed an original but which together shall constitute one and the same instrument.  This Second Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Second Amendment by facsimile or scanned PDF pages shall be effective as delivery of a manually executed counterpart to this Second Amendment.

[signature page follows]

IN WITNESS WHEREOF, the Parties have set their hands and seals, the 7th day of January, 2015.

COMPANY:

WARREN EQUITIES, INC.

By:	/s/ Jeffrey A. Walker
Name:	Jeffrey A. Walker
Title:	Executive Vice President and Secretary

SELLER:

THE WARREN ALPERT FOUNDATION

By:	/s/ Jeffrey A. Walker
Name:	Jeffrey A. Walker
Title:	Sr. Vice President and Secretary

BUYER:

GLOBAL MONTELLO GROUP CORP.

By:	/s/ Edward J. Faneuil
Name:	Edward J. Faneuil
Title:	Executive Vice President

Solely with respect to Section 10.20 and the other provisions in Article 10 related thereto:

BUYER GUARANTOR:

GLOBAL PARTNERS LP

By:	/s/ Edward J. Faneuil
Name:	Edward J. Faneuil
Title:	Executive Vice President